Exhibit 99.1

AlphaTON Capital Corp Launches TON Digital Asset Treasury Strategy for the Telegram Ecosystem

●	AlphaTON Capital Unlocks Public Market Access to Toncoin (TON) and Telegram’s Billion-User Ecosystem

●	Brittany Kaiser, pioneer in data protection, digital assets, and the public equity markets appointed Chief Executive Officer and Board Member

●	Formerly Portage Biotech Inc. (Nasdaq: PRTG), Renamed AlphaTON Capital Corp with new ticker symbol “ATON” effective as of the opening of the market on September 4, 2025

●	Initial Financing to Acquire ~$100M TON tokens and Start Corporate Treasury; expected to close on or about September 5, 2025

DOVER, Del. – September 3, 2025 (GLOBE NEWSWIRE) – AlphaTON Capital Corp. (“AlphaTON Capital” or the “Company”, formerly Portage Biotech Inc.) (Nasdaq: PRTG, ATON), today announced a financing to acquire ~$100 million TON tokens and establish a specialized digital asset treasury company dedicated to building a strategic TON reserve and providing public markets access to Telegram’s rapidly expanding ecosystem of more than a billion monthly active users.

AlphaTON Capital is executing a treasury strategy focused on acquiring TON, managing network infrastructure, and incubating leading applications within Telegram's ecosystem.

This strategic initiative represents the Company's commitment to supporting the growth of open-source, decentralized applications and infrastructure, while providing shareholders with exposure to one of the fastest-growing segments of the social media and digital asset markets.

Brittany Kaiser has been appointed Chief Executive Officer and Board Member of AlphaTON Capital. Ms. Kaiser currently serves as a director at Gryphon Digital Mining (Nasdaq: GRYP), which recently announced a merger with American Bitcoin Corp. A globally recognized entrepreneur, policy advocate, and thought leader in the blockchain and digital assets, Ms. Kaiser is co-founder of the Own Your Data Foundation and a former executive at Cambridge Analytica. She has advised more than 50 governments and organizations on responsible digital innovation, financial inclusion, and decentralized technologies. A bestselling author and sought-after public speaker, Ms. Kaiser has built a reputation as a leading advocate for data rights and ethical technology adoption. Her expertise and influence in the global crypto community uniquely position AlphaTON Capital to accelerate growth and leadership as a publicly traded digital asset treasury company.

Enzo Villani, Founder and CEO of Alpha Transform Holdings and co-founder of Nasdaq Global Corporate Solutions, who will join the Company as Executive Chairman and Chief Investment Officer, commented: "We are witnessing the natural evolution of financial markets as traditional finance converges with digital assets and blockchain infrastructure. The integration of platforms like Telegram with blockchain represents one of the most significant market opportunities since the introduction of Bitcoin. By bridging traditional markets with this emerging ecosystem, we are positioning our shareholders to participate in the next major phase of digital asset adoption."

Strategic Company Overview

As a TON treasury company, AlphaTON Capital is positioned to potentially generate significant returns through strategic management of TON validation and staking operations-core yield-generating activities that deliver predictable revenue streams while strengthening network security and participation. Leveraging this foundation, the Company will capitalize on Telegram’s global scale and engagement to accelerate adoption of TON-based initiatives, including mini apps, decentralized finance (DeFi) protocols, gaming platforms, and enterprise solutions. The Company believes that this combined strategy creates a differentiated digital asset treasury model that blends yield generation with ecosystem expansion to unlock long-term, sustainable value.

Leadership and Strategic Partnerships

AlphaTON Capital has assembled a leadership team with deep expertise across crypto, social media, data protection, and the public equity markets. The Company is further strengthened by an exceptional group of strategic advisors, including Anthony Scaramucci, CEO of SkyBridge; Michael Terpin, widely recognized as the “Godfather of Crypto” and author of The Bitcoin Supercycle; and Jaime Rogozinski, founder of Wall Street Bets.

Complementing this leadership network, AlphaTON Capital has strategic relationships with leading institutions and platforms in the digital asset ecosystem, including BitGo, Animoca Brands, Kraken, SkyBridge, TwinStakes, Crypto.com, DWF Labs, P2P, DNA, and Alpha Sigma Capital Advisors. Together, these relationships provide AlphaTON Capital with access to market expertise, institutional infrastructure, and community engagement to accelerate its growth and position as a premier digital asset treasury company.

"We are at an inflection point where digital communication, financial sovereignty, and user empowerment converge. AlphaTON Capital is more than a treasury strategy—it is our commitment to building the infrastructure that will power the next generation of decentralized applications,” said Brittany Kaiser, Chief Executive Officer of AlphaTON. “With Telegram's billion-user ecosystem and TON's robust blockchain architecture, we are investing in a future where users own their data and digital assets, developers innovate without barriers, and financial inclusion becomes a global reality. This shift from traditional corporate structures to decentralized, user-centric platforms is not only inevitable, it is essential. Our shareholders are positioned at the forefront of this transformation, and I am honored to lead AlphaTON Capital in bridging today's financial markets with tomorrow's decentralized economy."

Operational Strategy

AlphaTON Capital's operational strategy encompasses three key components:

1.	Digital Asset Treasury Build: Acquire TON tokens through volume purchases and strategic partnerships.

2.	Yield Driven Treasury Growth: Implement a yield generation organic treasury growth strategy through network validation, staking operations, and other DeFi tools that help further secure the TON infrastructure network while driving organic treasury growth in a non-dilutive manner.

3.	Ecosystem Development: Identify and develop promising projects within the Telegram mini app ecosystem, including TON-based DeFi protocols, gaming applications, and business tools.

Technology Platform Integration

The integration of the TON blockchain with Telegram’s global messaging platform unlocks new opportunities for decentralized application development and mass user adoption. Through Telegram’s familiar interface, users can seamlessly access financial services, gaming, productivity tools, and social applications without the friction of separate downloads or complex setup. This model marks a new approach to blockchain adoption by leveraging an existing billion-user ecosystem. Additional updates on TON-based acquisitions, treasury growth, and governance measures will be shared in the coming weeks.

“We are strongly bullish on TON and see massive opportunities as it evolves into a top-10 global blockchain by 2026. The combination of Telegram’s billion-user ecosystem and TON’s cutting-edge technology creates a unique platform for the next generation of crypto entrepreneurs,” commented Yury Mitin, Managing Partner at RSV Capital.

Financing Overview

AlphaTON Capital entered into securities purchase agreements in a private placement for the purchase and sale of about 6.7 million ordinary shares (or pre-funded warrants in lieu thereof) at a price of $5.73 per share (less $0.001 per pre-funded warrant), for expected aggregate gross proceeds of approximately $38.2 million, before deducting placement agent fees and other estimated offering expenses. The private placement is expected to close on or around September 5, 2025, subject to the satisfaction of customary closing conditions. AlphaTON Capital intends to primarily use the net proceeds from the private placement to fund the acquisition of cryptocurrency and the establishment of the Company’s cryptocurrency treasury operations.

The Company also entered into a loan facility with BitGo Prime, LLC for up to $35 million, before deducting any origination fee. A loan of $35 million will be disbursed at the closing of the private placement will be used to purchase TON from a third party, and will be repayable within six months (subject to potential extension) and will be collateralized by TON that will be held by BitGo or an affiliated entity as part of the Company’s strategy.

Chardan is acting as the placement agent for the private placement. Hogan Lovells US LLP served as legal advisor to the Company. Golenbock Eiseman Assor Bell & Peskoe LLP served as legal advisor to the Company. Forbes Hare LLP served as British Virgin Islands legal advisor to the Company. Lucosky Brookman LLP served as legal advisor to Chardan.

AlphaTON Capital’s ordinary shares continue to trade on the Nasdaq under the ticker “PRTG” and will trade under the new ticker symbol “ATON” effective as of the opening of the market on September 4, 2025.

Risk Considerations

The Company notes that digital asset investments and blockchain technology development involve various risks, including market volatility, regulatory uncertainty, and technological challenges. The success of AlphaTON Capital's strategy depends on multiple factors, including continued adoption of the TON platform, regulatory developments affecting digital assets, and the Company's ability to effectively implement its investment and operational strategies. Please refer to the risk factors included in the Form 6-K to be filed by the Company with the Securities and Exchange Commission on the date hereof.

The offer and sale of the foregoing securities in the private placement are being made in a transaction not involving a public offering, and the securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws. Accordingly, these securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the ordinary shares (and ordinary shares underlying any pre-funded warrants) purchased in the private placement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state. Any offering of these securities under the resale registration statement will only be made by means of a prospectus.

About AlphaTON Capital

AlphaTON Capital is a specialized digital asset treasury company focused on building and managing a strategic reserve of TON tokens and developing the Telegram ecosystem. The Company implements a comprehensive treasury strategy that combines direct token acquisition, validator operations, and strategic ecosystem investments to generate sustainable returns for shareholders. Through its operations, AlphaTON Capital provides public market investors with institutional-grade exposure to the TON ecosystem and Telegram's billion user platform while maintaining the governance standards and reporting transparency of a Nasdaq-listed company.

Led by Chief Executive Officer Brittany Kaiser, the Company's activities span network validation and staking operations, development of Telegram-based applications, and strategic investments in TON-based decentralized finance protocols, gaming platforms, and business applications. AlphaTON Capital Corp is incorporated in the British Virgin Islands and will trade on Nasdaq under the new ticker symbol “ATON” beginning on September 4, 2025.

AlphaTON Capital, through its legacy business, is also advancing potentially first-in-class therapies that target known checkpoint resistance pathways to potentially achieve durable treatment response and improve quality of life for patients. AlphaTON Capital actively engages in the drug development process and provides strategic counsel to guide development of novel immunotherapy assets and asset combinations.

Forward-Looking Statements

All statements in this press release, other than statements of historical facts, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “plans,” “potential,” “continues,” or similar expressions or variations on such expressions are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but not limited to: risks related to whether the Company will be able to satisfy the conditions required to close the financing, the risk that the Company may not secure additional financing, the uncertainty of the Company’s investment in TON, the uncertainty around the Company’s legacy business, the operational strategy of the Company, the Company’s executive management team, risks from Telegram’s platform and ecosystem, the potential impact of markets and other general economic conditions, the Company’s failure to realize the anticipated benefits of the financing, the risk that the Company may not be able to repay the loan, the risks related to debt service obligations, the risk that the Company may violate a covenant that could trigger immediate repayment, the risk that the Company may be required to sell the collateral to repay the balance of the loan, the risks related to any specific restrictions on operations from its credit facility, the impact of indebtedness on the Company’s financial condition and other factors set forth in “Item 3 – Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025 and included in the Company’s Form 6-K to be filed with the Securities and Exchange Commission on the date hereof. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this press release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Contact Information

Investor Relations: AlphaTON Capital Corp

AlphaTON@icrinc.com

(203) 682-8200

Media Inquiries: AlphaTON Capital Corp

Richard Laermer

RLM PR

AlphaTON@rlmpr.com

(212) 741-5106 X 216